UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In September 2007, sanofi-aventis issued the press releases attached hereto as Exhibit 99.1, 99.2, 99.3 and 99.4 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated September 2nd, 2007: New study findings confirm CLEXANE®/LOVENOX® long-term clinical benefit in patients suffering from acute coronary syndrome.

Exhibit 99.2	Press release dated September 4, 2007: Survival benefit of Taxotere®- Based regimens in patients with non small cell lung cancer.

Exhibit 99.3	Press release dated September 5, 2007: The New England Journal of Medicine publishes EURIDIS/ADONIS study results showing dronedarone maintained sinus rhythm in patients with atrial fibrillation or flutter with no observed pro-arrhythmia.

Exhibit 99.4	Press release dated September 10, 2007: Sanofi-Aventis announces settlement of average wholesale price civil suits with the U.S. department of justice relating to Anzemet.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 10, 2007	SANOFI-AVENTIS

	By	/S/ Patricia Kodyra
	Name:	Patricia Kodyra
	Title:	Associate Vice President
Financial and Securities Law

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Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release dated September 2nd, 2007: New study findings confirm CLEXANE®/LOVENOX® long-term clinical benefit in patients suffering from acute coronary syndrome.

Exhibit 99.2	Press release dated September 4, 2007: Survival benefit of Taxotere®- Based regimens in patients with non small cell lung cancer.

Exhibit 99.3	Press release dated September 5, 2007: The New England Journal of Medicine publishes EURIDIS/ADONIS study results showing dronedarone maintained sinus rhythm in patients with atrial fibrillation or flutter with no observed pro-arrhythmia.

Exhibit 99.4	Press release dated September 10, 2007: Sanofi-Aventis announces settlement of average wholesale price civil suits with the U.S. department of justice relating to Anzemet.

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